UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                      Applied Extrusion Technologies, Inc.
                      ------------------------------------
                                (Name of Issuer)

                     Common Stock, $0.01 Par Value per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    038196101
                                    ---------
                                 (CUSIP Number)

                                December 31, 2003
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  X ] Rule 13d-1(b)

[    ] Rule 13d-1(c)

[    ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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Schedule 13G/A

CUSIP No. 038196101

  1. Names of Reporting Persons: Philip W. Goldsmith
     I.R.S. Identification Nos. of above persons (entities only): Not Applicable

  2. Check the Appropriate Box if a Member of a Group (See Instructions):

          (a) [  ]

          (b) [  ]

  3.  SEC Use Only


  4. Citizenship or Place of Organization: U.S.

Number of                  5.  Sole Voting Power:             16,500
Shares
Beneficially               6.  Shared Voting Power:           2,000
Owned by
Each                       7.  Sole Dispositive Power:        16,500
Reporting
Person With                8.  Shared Dispositive Power:      829,950

  9. Aggregate Amount Beneficially Owned by Each Reporting Person: 846,450

  10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): [ ]

  11. Percent of Class Represented by Amount in Row (9): 6.59%

  12. Type of Reporting Person (See Instructions): HC


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Item 1.

          (a) The name of the issuer is Applied Extrusion Technologies, Inc. (the "Corporation").

          (b) The Corporation's executive office is located at 15 Read's Way, New Castle, Delaware 19720.

Item 2.

          (a) The person filing this statement is Philip W. Goldsmith.

          (b) Mr. Goldsmith's residence is 350 East 72nd Street, New York, NY 10021.

          (c) Mr. Goldsmith is a United States citizen.

          (d) The security (the "Security") is common stock, $0.01 par value per share.

          (e) The CUSIP Number of the Security is 038196101.

Item 3.

          See Exhibit A.

Item 4.    Ownership

          (a) Mr. Goldsmith is the beneficial owner of 846,450 shares of the Security through the following:

                o    his IRA;

                o his power of attorney for the management of the account of the IRA of James Goldsmith;

                o his position as Co-Trustee of The Carol and Philip Goldsmith Foundation (the "Goldsmith Foundation"); and

                o his position as Chairman of Goldsmith & Harris Incorporated ("G&H"), a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and an investment adviser registered under the Investment Advisers Act of 1940, by virtue of G&H's investment discretion over accounts of its clients that hold 827,950 shares of the Security.

          (b) The amount of shares of the Security beneficially owned by Mr. Goldsmith is 6.59% of the total outstanding shares of the Security.

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          (c) (i) Mr. Goldsmith has the sole power to vote or to direct the vote of 16,500 shares of the Security.

               (ii) Mr. Goldsmith shares with the Co-Trustee of the Goldsmith Foundation the power to vote or to direct the vote of 2,000 shares of the Security.

               (iii) Mr. Goldsmith has the sole power to dispose, or to direct the disposition, of 16,500 shares of the Security.

               (iv) Mr. Goldsmith shares with G&H the power to dispose, or to direct the disposition, of 827,950 shares of the Security. Mr. Goldsmith shares with the Co-Trustee of the Goldsmith Foundation the power to dispose, or to direct the disposition, of 2,000 shares of the Security.

Item 5.  Ownership of Five Percent or Less of a Class

            Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         The clients of G&H, the IRA of James Goldsmith and the Goldsmith Foundation may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Security. None of these persons has an interest in 5% or more of the total outstanding shares of the Security.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            See Exhibit A.

Item 8.  Identification and Classification of Members of the Group.

            Not applicable.

Item 9.  Notice of Dissolution of Group.

            Not applicable.



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Item 10.  Certification.

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 12, 2004

                                            /s/ Philip W. Goldsmith
                                            --------------------------------
                                                Philip W. Goldsmith


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                                    EXHIBIT A

Philip W. Goldsmith may, through his position as Chairman of Goldsmith & Harris Incorporated ("G&H"), a broker-dealer registered under Section 15 of the Securities Exchange Act of 1934 and an investment adviser registered under
Section 203 of the Investment Advisers Act of 1940, be deemed a control person of G&H.

The amount of shares of common stock of Applied Extrusion Technologies, Inc. (the "Security") beneficially owned by Mr. Goldsmith which are not attributable to Mr. Goldsmith by virtue of his position as Chairman of G&H amount to less than 1% of the total outstanding shares of the Security.